January 21, 2014

Apolo Gold & Energy Inc.

9th Floor, Kam Chung Commercial Bldg

19-21- Hennessy Road

Wanchai, Hong Kong

Attention:	Members of the Board of Directors

Dear Sirs:

Please be advised that effective todate, I will cease my services as your accountants. I have reached this decision reluctantly and after substantial deliberation.

Further, I will cooperate with your new accountants. To facilitate that process, please send me a letter authorizing me to make disclosures to your new accountants. Without such a letter, I am ethically prohibited from communicating with others regarding your company’s affairs.

I look forward to helping you make a smooth transition with your new accountants.

Very truly yours,

I VELLMER INC.

Ihlpaili Vellmer, C.P.A., C.A.